FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May, 2003

ELRON ELECTRONIC INDUSTRIES LTD.

(Translation of Registrant’s Name into English)

3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv · ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)
By:	/s/ Doron Birger

Dated: May 30, 2003

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Registrant’s press releases dated May 29, 2003.

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-FOR IMMEDIATE RELEASE -

ELRON ANNOUNCES SALE OF ADDITIONAL 1 MILLION SHARES OF
PARTNER COMMUNICATIONS COMPANY LTD.

Tel Aviv, May 29, 2003 - Elron Electronic Industries Ltd. (NASDAQ; ELRN) has announced that, today, its wholly owned subsidiary, Elbit Ltd. has sold an additional amount of approximately 1 million shares of Partner Communications Company Ltd. (NASDAQ: PTNR) (“Partner”) to Israeli institutional investors for approximately $4.2 million. This follows Elron’s announcement earlier today of the sale on May 28, 2003 of approximately 2.1 million shares of Partner to Israeli institutional investors for approximately $9.1 million.

As a result of today’s sale, Elron will record in the second quarter of this year, an estimated gain, after tax, of approximately $0.9 million and together with the sale on May 28, 2003, an aggregate estimated gain, after tax, of approximately $2.8 million. As a result of the above sales, Elron’s beneficial holding in Partner will be reduced to approximately 10.5%.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals.
For further information, visit http://www.elron.com

Contact:
Tal Raz Elron Electronic Industries Ltd Tel. 972-3-6075555 raz@elron.net	Marilena LaRosa The Anne McBride Company Tel: 212-983-1702 mlarosa@annemcbride.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

- FOR IMMEDIATE RELEASE -

ELRON ANNOUNCES SALE OF 2.1 MILLION SHARES OF PARTNER
COMMUNICATIONS COMPANY LTD.

Tel Aviv, May 29, 2003 - Elron Electronic Industries Ltd. (NASDAQ; ELRN) today announced that on May 28, 2003, Elbit Ltd., who indirectly holds 12.2% of the outstanding shares of Partner Communications Company Ltd. (NASDAQ: PTNR) (“Partner”) has sold approximately 2.1 million shares of Partner to Israeli institutional investors for approximately $9.1 million.

As a result of the sale, Elron will record in the second quarter of this year, an estimated gain, after tax, of approximately $1.9 million. Elron’s beneficial holding in Partner will be reduced to approximately 11% following the sale.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals.
For further information, visit http://www.elron.com

Contact: Tal Raz - Elron Electronic Industries Ltd. - Tel. 972-3-6075555 raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.